File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
'elephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

3 May 2005

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

29 Apr 2005	Treasury Stock
3 May 2005	Q1 New Business Results

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

Regulatory Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	Q1 New Business Results
Released	07:05 03-May-05
Number	7656L

RNS Number:7656L
Friends Provident PLC
03 May 2005

Friends Provident reports strong growth in first quarter new business

Total new life and pensions APE* for the first quarter in 2005 was up 41% to £129 million (2004: £92m).

Performance in Friends Provident Life and Pensions main territories and product lines:

UK: Total UK sales increased by 20% to £88 million (2004: £74m)

- Protection increased by 20% to £17 million (2004: £14m)
- Investment increased by 4% to £14 million (2004: £13m)
- Group pensions increased by 29% to £45 million (2004: £35m)

International: Total International APE increased by 132% to £41 million (2004: £18m)

- Friends Provident International increased by 23% to £22 million (2004: £18m)
- Lombard International SA increased by 74% to £19 million (2004: (£11m)

Ben Gunn, chief executive, Friends Provident Life and Pensions, said:

"These are excellent figures compared to the first quarter in 2004, with good growth across the board. If we exclude Lombard, we achieved a 20% increase in sales reflecting a strong positive trend. The inclusion of Lombard's figures, following the acquisition earlier in the year, has boosted the international part of our business, up by 132% on last year and representing around one-third of new business.

"We have also achieved healthy growth in the UK, especially in group pensions, where strong volumes from Independent Financial Advisers (IFAs) have more than offset subdued production from the Employee Benefit Consultants (EBC) sector. Progress in investment business is good, while protection remains encouragingly resilient against an increasingly competitive market.

"These are excellent first quarter results but, due to the seasonality of the Lombard business and the less predictable flow of UK pensions business, they should not necessarily be taken as a guide for the year. Nevertheless, we continue to expect to grow our international businesses and to increase market share in the UK in 2005."

Commentary and tables
All figures in the commentary are on the APE basis.

United Kingdom
Life Business
Total new UK life business in the first quarter of 2005 increased by 12.1% to £30.9 million (2004: £27.6m).

New protection sales, including income protection, increased by 19.7% to £17.0 million (2004: £14.2m). The protection market is continuing to contract while competition is increasing. Although our strong first quarter performance partly reflects our low starting base in 2004, we do expect to grow our market share over the course of the year. The high regard for our e-commerce protection proposition, eSelect, continues to be recognised, as evidenced by the most recent award from Money Marketing where we were awarded the highest rating of triple 'e' for this category. We now process 62% of protection business online (2004: 42%) - a clear differentiator for our customers, as well as being cost efficient for IFAs and ourselves.

Total new investment business improved by 4% to £13.9 million (2004: £13.4m), reflecting the gradual return of consumer confidence recorded by the ABI throughout 2004. Emphasis has continued to be placed on investment funds designed for the more risk averse customer as an alternative to with-profit products. During the quarter, 63% of Investment Portfolio Bond and 57% of Income Distribution Bond new business was processed online.

Pensions Business

Total new UK pensions business increased in the first quarter by 24% to £57.3 million (2004: £46.2m).

New group pensions was up by 28.8% to £44.7 million (2004: £34.7m). The size of the increase can partly be attributed to a number of large schemes which had been agreed in 2004 but were written in January, reinforcing the point that quarterly flows of group pensions business are uneven and difficult to predict. The increase in sales was primarily through large IFAs which has more than offset sluggish EBC sales. We expect EBC sourced business to improve, now that pension "A Day" changes are being clarified and positions for F&C on investment panels are re-established.

Individual pensions business improved by 17.6% to £5.8 million (2004: £4.9m), albeit from a low base level. As a result of depolarisation and improving commercial prospects we introduced a new individual pensions product range on 6th April 2005. We will seek to grow in the areas we consider to be potentially more profitable, with particular focus on single premium business. This will help make Friends Provident more attractive to potential distribution partners.

In line with our strategy of prioritising margins over volumes, annuity sales decreased by 2.8% to £6.3 million (2004: £6.4m).

International

In the international cross-border market, APE increased 132.1% to £41.1 million (2004: £17.7m), bolstered by the first new business flows from the recently acquired Lombard International Assurance.

Sales from our existing cross-border operations, trading under the brand of Friends Provident International, increased by 23.1% to £21.8 million (2004: £17.7m). Business in all regions is progressing well and we are revamping products to maintain our competitive position. We shall continue to focus throughout 2005 on regular premium business in Asia and on developing our single premium proposition in Asia, Europe and key territories in the Middle East.

Total new APE for Lombard, based in Luxembourg, increased by 73.7% to £19.3 million (2004: £11.1m), enhanced by an unusually high seasonal pipeline in the first quarter, particularly from Germany and Belgium, following on from the high demand in the fourth quarter. There was also good performance from Southern Europe. Lombard's new business production in the first quarter is not reflective of annualised production which tends to be weighted towards the fourth quarter. Quarterly production for the last two years is shown in the attached table. 2004 new business was affected by very high volumes from Germany as a result of proposed tax changes.

Strategic Partnerships
Friends Provident continues to strengthen its position in the UK IFA market with new distribution deals being announced. We expect further panel positions to be secured throughout 2005, and the main benefits for most distribution deals to become more evident towards the end of the year and beyond.

Most recently we have entered into a new agreement with Aon Consulting, the fourth largest employee benefits consultancy in the UK, to provide their Defined Contribution consulting specialists with Friends Provident's highly successful New Generation Group Pension administration platform. This is in readiness for significant changes taking place ahead of A-Day, where clear demand from small to medium-sized companies for cost effective yet flexible defined contribution scheme provision has been identified.

New business from all UK ongoing distribution channels increased 29% to £88.2 million in Q1 2005 (2004: £68.4m), and new business from the IFA market is up 31% to £78.6 million (2004: £59.8m).

- Ends -

* The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums.

For further information, please contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133
Sandra Grandison	Friends Provident plc	020 7760 3134
Ben Woodford	Bell Pottinger	020 7861 3917

Friends Provident plc Financial Reporting Calendar

Group Interim Results and Life and Pensions Quarter 2 New Business Announcements: 2 Aug 2005

Friends Provident Life and Pensions Quarter 3 New Business Announcement: 1 Nov 2005

Ref: F068

About Friends Provident

- One of the UK's leading financial services groups
  - o A FTSE 100 company with market capitalisation currently around £3.4 billion
  - o Comprising two core businesses:
    - * Friends Provident Life and Pensions Limited, a top ten UK life and pensions company and a leading international cross-border player
    - * F&C Asset Management plc (51% ownership), a top five UK asset manager with a growing European presence

- Emphasis on service
  - o Five Star awards for Life and Pensions service - the highest of any UK listed life and pensions company - and for E-commerce (source: 2004 Financial Adviser Practiv Service Awards)
  - o Best E-Commerce Provider (source: 2005 LifeSearch Protection Awards)
  - o Member of the Raising Standards Quality Mark Scheme

- Leading-edge systems

- o Single-platform system capable of accommodating high volumes, cost effectively
- o Automated interface with back-office IFA and third party systems with over 50% of business transacted online
- o Won all major relevant awards in 2004 for E-commerce and Technology

- Fast-growing

  - o Market share (UK life and pensions) has increased 27% since listing in 2001
  - o Since listing in 2001, funds under management have grown four-fold from c£30 billion to more than £120 billion

- Financially strong

  - o Financial strength credit ratings categorised 'strong' with outlook 'stable' (Standard & Poor's A+, Moody's A2)
  - o Risk Capital Margin covered over six times (31 December 2004)
  - o Free Asset Ratio 12.2% (31 December 2004)

- Renowned ethical heritage

  - o Founded by Quakers in 1832 to address social needs
  - o Pioneered linking investments with ethical principles (Stewardship - 1984; Responsible Engagement Overlay - reo(R) - 2000)

More 'at a glance' information available at www.friendsprovident.com/fastfacts
Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

3 Months to 31 March 2005 vs 3 Months to 31 March 2004

	Q1 2005 Regular	Single	APE	Q1 2004 Regular	Single	APE	% CHAN Regula
UK Operations Life	£m	£m	£m	£m	£m	£m	%
Protection	17.0	0.0	17.0	14.2	0.0	14.2	19.
Investment	0.5	133.9	13.9	0.5	128.6	13.4	0.
	17.5	133.9	30.9	14.7	128.6	27.6	19.
Pensions							
Individual Pensions	3.0	28.0	5.8	2.7	22.3	4.9	11.
DWP Rebates	0.0	5.7	0.6	0.0	1.6	0.2	0.
Group Pensions	33.4	112.9	44.7	28.2	64.9	34.7	18.
Annuities	0.0	62.5	6.3	0.0	64.3	6.4	0.
	36.4	209.1	57.3	30.9	153.1	46.2	17.
UK Life and Pensions	53.9	343.0	88.2	45.6	281.7	73.8	18.

International Operations

Lombard	0.0	192.9	19.3	0.0	0.0	0.0	0.
Friends Provident International	11.9	98.9	21.8	11.8	59.0	17.7	0.
International Life and Pensions	11.9	291.8	41.1	11.8	59.0	17.7	0.
Total Life and Pensions	65.8	634.8	129.3	57.4	340.7	91.5	14.

Lombard Total Premium Income (£m)

	2004	2003
Q1	108.7	85.4
Q2	198.2	181.7
Q3	191.7	115.9
Q4	799.6	401.8
	1298.2	784.8

APE by channel

3 Months to 31 March 2005 vs 3 Months to 31 March 2004

	Q1 2005 (inc. Lombard)		Q1 2004	
	£m	%	£m	%
IFA	78.6	61	59.8	65
International	41.1	32	17.7	20
Tied	9.6	7	14.0	15

All amounts in currency other than sterling are translated into sterling at a monthly average exchange rate.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:19 29-Apr-05
Number	PRNUK-2904

Treasury Shares

29 April 2005

Friends Provident plc announces that following the transfer of 41,233 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 44,031,132 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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